Filed by Alcan Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended.

Subject Company: Pechiney
Commission File No. 333-106851
Date: December 16, 2003

Press Release	A

FOR IMMEDIATE RELEASE

PECHINEY BOARD OF DIRECTORS CHANGES FOLLOWING

ACQUISITION BY ALCAN

Montreal, Canada - December 16, 2003 - Alcan Inc. (NYSE, TSX: AL) today announced that the composition of Pechiney's Board of Directors was modified following Alcan's acquisition of control of Pechiney on December 15, 2003.

There are 12 members of Pechiney's new Board of Directors:

  Six new members were appointed today: Messrs. L. Yves Fortier (chairman of Alcan's Board of Directors), Travis Engen (president and chief executive officer, Alcan Inc.), Geoffery Merszei (executive vice president and chief financial officer, Alcan Inc.), Daniel Gagnier (senior vice president, Corporate and External Affairs, Alcan Inc.), David McAusland (senior vice president, Mergers and Acquisitions and chief legal officer, Alcan Inc.), and Madame Christine Morin-Postel (director, Alcan Inc.).
  Six existing Pechiney directors will remain on the Board: Messrs. Jean-Paul Jacamon, Yves Mansion, H. Onno Ruding, as well as three members previously appointed by the employees: Messrs. Gerard Bouvier, Antoine Nordberg and Tony Zanello.

Mr. Engen has also been appointed the chairman and chief executive officer of Pechiney.

Alcan has filed with the Securities and Exchange Commission (the "SEC") a registration statement to register the Alcan Common Shares to be issued in the U.S. offer, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the Prospectus, dated October 24, 2003, relating to the exchange offer, as well as the documents incorporated by reference into the Prospectus and the related tender/exchange offer materials, because they contain important information and disclosures. Investors and holders of Pechiney securities may obtain a free copy of the registration statement, the documents incorporated by reference therein and the related tender/exchange offer materials at the SEC's Internet web site at http://www.sec.gov. The Prospectus and the tender/exchange offer materials have been mailed to holders of Pechiney securities. Additional copies of these transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc., toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This press release is for informational purposes only. It shall not constitute an offer to purchase or the solicitation of an offer to sell or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to Alcan's Prospectus, dated October 24, 2003, and the related tender/exchange materials.

The U.S. offer is only open to holders of Pechiney securities (other than Pechiney American Depositary Shares or ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer is not being made in the United States or Canada.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, the combination of Alcan and Pechiney is even better positioned to meet and exceed its customers' needs for innovative solutions and service. Together Alcan and Pechiney employ 88,000 people and have operating facilities in 63 countries.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368